Exhibit 99.1
BioNTech Announces Third Quarter 2026 Financial Results
and Corporate Update

•Delivered the first global data for any PD-(L)1xVEGF bispecific immunomodulator candidate in combination with an investigational antibody-drug conjugate in lung cancer, with pumitamig plus elfetabart drozuntecan
•Advanced the first global Phase 3 clinical trial to evaluate pumitamig in combination with Gilead’s TROP2-directed antibody-drug conjugate sacituzumab govitecan in triple-negative breast cancer, pending regulatory approval
•Presented data demonstrating gotistobart nearly doubled median overall survival versus chemotherapy in previously treated squamous non-small cell lung cancer
~~•~~Launched variant-adapted COVID-19 vaccine for the 2026/2027 vaccination season in multiple regions worldwide
•Third quarter 2026 revenues of €1,289.2 million1, adjusted2 R&D expenses of €578.5 million (IFRS R&D expenses of €748.1 million), and adjusted SG&A3 expenses of €178.5 million
•Raised full-year 2026 revenue guidance midpoint and updated range to €1.7–1.9 billion, and maintained strong financial position with cash, cash equivalents and security investments of €16.2 billion4

Conference call and webcast scheduled for November 3, 2026, at 8:00 a.m. EST (2:00 p.m. CET)

MAINZ, Germany, November 3, 2026 (GLOBE NEWSWIRE) -- BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) today reported financial results for the three and nine months ended September 30, 2026 and provided an update on its corporate progress.

“As 2026 draws to a close, the achievement of numerous important milestones throughout the year demonstrates our commitment to advancing our oncology pipeline, and our combination therapy strategy continues to gain momentum, underscored by the announced first global Phase 3 trial of pumitamig in combination with an antibody-drug conjugate,” said Prof. Ugur Sahin, M.D., Chief Executive Officer and Co-Founder of BioNTech. “With a growing pipeline, key registrational trials, strategic partnerships, and financial strength, BioNTech is well positioned for its next phase of growth as we advance toward becoming a diversified, multi-product company by 2030.”

Financial Review for Third Quarter and Year-to-Date 2026

in millions €, except per share data	Third Quarter 2026		Third Quarter 2025
	IFRS Results	Adjusted Results[2]	IFRS Results	Adjusted Results[2]
Revenues	1,289.2	1,289.2	1,518.9	1,518.9
Net profit / (loss)	184.5	440.9	(28.7)	752.5
Diluted profit / (loss) per share	0.73	1.76	(0.12)	3.11
Weighted average number of shares outstanding (in millions)[5]	251	251	241	242

in millions €, except per share data	Year-to-date 2026		Year-to-date 2025
	IFRS Results	Adjusted Results[2]	IFRS Results	Adjusted Results[2]
Revenues	1,512.9	1,512.9	1,962.5	1,962.5
Net loss	(1,168.2)	(615.9)	(831.1)	(27.1)
Diluted loss per share	(4.63)	(2.44)	(3.45)	(0.11)
Weighted average number of shares outstanding (in millions)[5]	252	252	241	241

The figures below compare the third quarter of 2026 and the year-to-date period ended September 30, 2026, to the corresponding prior year periods, except where noted.

Revenues were €1,289.2 million for the third quarter of 2026, compared to €1,518.9 million. Year-to-date revenues were €1,512.9 million, compared to €1,962.5 million. The decreases were primarily driven by expected lower market demand for BioNTech’s COVID-19 vaccines.

Research and development (“R&D”) expenses were €748.1 million for the third quarter of 2026, compared to €564.8 million. Year-to-date R&D expenses were €1,856.1 million, compared to €1,599.5 million. R&D expenses were mainly driven by higher expenses for the development of BioNTech’s late-stage immuno-oncology (“IO”) and antibody-drug conjugate (“ADC”) programs and impairment expenses related to intangible assets which are outside of BioNTech’s strategic focus.

Adjusted R&D expenses were €578.5 million for the third quarter of 2026, compared to €479.4 million. Year-to-date adjusted R&D expenses were €1,582.7 million, compared to €1,514.1 million. Adjusted R&D expenses for both the third quarter and year-to-date period in 2026 exclude impairment expenses related to intangible assets which are outside of BioNTech’s strategic focus.

Sales, general and administrative (“SG&A”) expenses were €178.5 million for the third quarter of 2026, compared to €148.5 million. Year-to-date SG&A expenses were €527.1 million, compared to €406.5 million. The increases were mainly driven by the ongoing pre‑launch activities and commercial build-up, expenses associated with BioNTech’s global initiative on scaling processes and ERP infrastructure to strengthen operational execution and the inclusion of operations from CureVac. This was partly offset by cost reductions resulting from the execution of initiatives related to BioNTech’s pipeline prioritization.

Other operating result was negative €134.3 million for the third quarter of 2026, compared to negative €704.2 million. Year-to-date other operating result was negative €358.6 million, compared to negative €730.1 million. The quarterly and year-to-date results were primarily driven by impairment losses and employee related restructuring costs derived from BioNTech’s pipeline prioritization execution.

Adjusted other operating result was negative €58.9 million for the third quarter of 2026, compared to negative €8.4 million. Year-to-date adjusted other operating result was negative €91.1 million, compared to negative €11.5 million. Adjusted other operating result for the third quarter of 2026 excludes impairment losses and employee-related costs related to BioNTech’s pipeline prioritization execution as well as settlement expenses, while the comparable prior year result excludes employee-related costs and settlement expenses. Year-to-date periods in 2026 and 2025 exclude impairment losses, employee-related costs and settlement expenses, while 2025 also excludes a bargain purchase.

Net profit was €184.5 million for the third quarter of 2026, compared to a net loss of €28.7 million. Year-to-date net loss was €1,168.2 million, compared to a net loss of €831.1 million.

Adjusted net profit was €440.9 million for the third quarter of 2026, compared to an adjusted net profit of €752.5 million. Year-to-date adjusted net loss was €615.9 million, compared to an adjusted net loss of €27.1 million.

Diluted profit per share was €0.73 for the third quarter of 2026, compared to a diluted loss per share of €0.12. Year-to-date diluted loss per share was €4.63, compared to a diluted loss per share of €3.45.

Adjusted diluted profit per share was €1.76 for the third quarter of 2026, compared to adjusted diluted profit per share of €3.11. Year-to-date adjusted diluted loss per share was €2.44, compared to an adjusted diluted loss per share of €0.11.

Cash, cash equivalents and security investments as of September 30, 2026 were €16,163.8 million, comprising €10,200.8 million in cash and cash equivalents, €4,390.2 million in current security investments disclosed as financial assets and €1,572.8 million in non-current security investments disclosed as financial assets.

Shares outstanding as of September 30, 2026 were 247,928,180, excluding 11,099,307 shares held in treasury.

In May 2026, BioNTech entered into a share repurchase program, pursuant to which the Company may purchase American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, in the amount of up to $1.0 billion until and including May 6, 2027. Since the inception of the program through September 30, 2026, 5,037,452 ADSs were repurchased at an average price of $91.98 (€80.10), for total consideration of $463.3 million (€403.5 million).

“Our performance in the third quarter allowed us to narrow our full-year 2026 revenue guidance to the upper end of the previous guidance range,” said Ramón Zapata, Chief Financial Officer at BioNTech. “Fueled by our financial strength, we continue to focus our investments on our prioritized late-stage oncology programs. While we further enhance our operational efficiency and cost discipline, we return capital to shareholders through our share repurchase program. Together, these steps are aimed at creating sustainable long-term value.”

Updated 2026 Financial Year Guidance6:

FY 2026 non-IFRS Guidance
	Current Nov. 3, 2026	Prior Aug. 4, 2026
Revenues	€1,700 – €1,900 million	€1,600 – €1,900 million
Adjusted R&D expenses	Unchanged	€2,000 – €2,300 million
Adjusted SG&A expenses[3]	Unchanged	€700 – €800 million

BioNTech is raising the midpoint of its previously provided full-year 2026 revenue guidance. The updated guidance follows the Company’s revenue performance in the third quarter. The guidance for adjusted R&D expenses as well as adjusted SG&A expenses remains unchanged.

BioNTech exercised an option in the existing collaboration agreement with Roche/Genentech where, under the terms of the agreement, future R&D costs related to the program will be generally assigned to Roche/Genentech effective January 1, 2027, while BioNTech will be eligible to receive royalties in case of successful development and commercialization.

The updated terms pursuant to the exercised option under the existing agreement align with BioNTech’s broader capital allocation framework and will not affect the ongoing pancreatic ductal adenocarcinoma (“PDAC”) trial, which will continue as planned.

While this decision follows the regular assessment of the financial structure of existing collaborations, BioNTech’s broader commitment to mRNA and its potential in oncology remains unchanged. Its conviction in mRNA is anchored by over a decade of translational and clinical research, as well as deep experience in the field. BioNTech continues to advance mRNA cancer immunotherapies and invest in them as a key pillar of its oncology strategy, including novel combination approaches intended to maximize the potential of its diversified oncology pipeline.

The full interim unaudited condensed consolidated financial statements can be found in BioNTech’s Report on Form 6-K for the period ended September 30, 2026, filed today with the United States Securities and Exchange Commission (“SEC”) and available at www.sec.gov.

Endnotes
1    All numbers in this press release have been rounded.
2 In addition to BioNTech’s results determined in accordance with International Financial Reporting Standards (“IFRS”), or IFRS Accounting Standards, or IFRS results, BioNTech reports certain adjusted, non-IFRS measures used internally as a supplemental measure of the Company’s business performance (each referred to with the prefix “Adjusted” or, as a whole, “Adjusted Results”). The calculation of these measures and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards, but includes certain adjustments. Reconciliation of the adjusted results to BioNTech’s measures based on IFRS Accounting Standards and more information can be found at the end of this press release and in BioNTech’s Report on Form 6-K for the period ended September 30, 2026, filed on November 3, 2026, which is available at www.sec.gov. The weighted average number of shares outstanding is excluded from that reconciliation. While non-IFRS measures may offer additional insights, BioNTech’s non-IFRS measures are not, and should not be viewed as, a substitute for their most directly comparable IFRS Accounting Standards measures, and should always be considered alongside the Company’s financial statements prepared in accordance with IFRS Accounting Standards. Unless otherwise indicated, Adjusted Results are identical to IFRS Results.
3    Sales, general and administrative expenses (“SG&A”) include sales and marketing expenses as well as general and administrative expenses. Adjusted SG&A expenses include adjusted sales and marketing expenses as well as adjusted general and administrative expenses.
4    As of September 30, 2026.
5 Only basic EPS are calculated in loss making periods. Diluted EPS include outstanding instruments from BioNTech’s share-based payment programs. The weighted average number of shares outstanding is determined as described in BioNTech’s Annual Report on Form 20-F as of and for the year ended December 31, 2025, as amended and is not adjusted by non-IFRS measures.
6    Excludes risks that are not yet known and/or quantifiable and related activities. Includes effects identified from licensing arrangements, collaborations and Merger & Acquisitions (“M&A”) transactions to the extent disclosed. The guidance is based on non-IFRS measures and excludes certain effects compared to measures based on IFRS Accounting Standards. More information can be found in BioNTech’s Report on Form 6-K for the period ended September 30, 2026, filed on November 3, 2026, which is available at www.sec.gov.
7    An overview of abbreviations of target structures and indications is compiled in a directory at the end of this press release.

Variant-adapted COVID-19 Vaccine

In the third quarter of 2026, BioNTech and Pfizer executed the commercial launch of their variant-adapted COVID-19 vaccine for the 2026/2027 vaccination season.

•In July 2026, BioNTech and Pfizer’s monovalent XFG-adapted COVID-19 vaccine was approved by the European Commission following recommendation for marketing authorization by the European Medicines Agency’s (“EMA”) Committee for Medicinal Products for Human Use (“CHMP”). The companies began shipments of the vaccine after approval to ensure rapid access of the season’s vaccine.

•In August 2026, the United States Food and Drug Administration (“FDA”) approved the supplemental Biologics License Application (“sBLA”) for BioNTech and Pfizer’s monovalent XFG-adapted COVID-19 vaccine for use in adults ages 65 years and older, as well as in individuals ages 5 through 64 years with at least one underlying condition that puts them at high risk for severe outcomes from COVID-19. The new variant-adapted COVID-19 vaccine was shipped immediately following approval and was made available in pharmacies, hospitals, and clinics across the United States.

Select Oncology Pipeline Updates

Next-Generation Immunomodulators and Combinations

Pumitamig (BNT327/BMS986545) is an investigational bispecific immunomodulator combining PD-L17 checkpoint inhibition with VEGF-A neutralization that is being developed in collaboration with Bristol Myers Squibb Company (“BMS”).

•Pumitamig is currently being evaluated in seven pivotal trials across the ROSETTA clinical development program, with five new global clinical trials initiated in 2026 spanning triple-negative breast cancer (“TNBC”), colorectal cancer (“CRC”), gastric cancer, and non-small cell lung cancer (“NSCLC”), including two clinical trials in patients with unresectable stage III NSCLC, advanced disease and high PD-L1 expression (TPS ≥50%), respectively.

•A global Phase 2 clinical trial (ROSETTA Lung-107; NCT06841055) is being conducted to evaluate pumitamig in combination with docetaxel as a second-line treatment for patients with NSCLC. In October 2026, data from this trial were presented at the European Society for Medical Oncology (“ESMO”) Congress 2026. Pumitamig in combination with docetaxel showed encouraging antitumor activity with a manageable safety profile in patients with metastatic NSCLC post-chemoimmunotherapy. These data extend evidence for pumitamig’s NSCLC development program into the second-line setting where there remains high unmet medical need, representing the third global Phase 2 dataset in lung cancer.

•Global Phase 2 clinical trials (NCT06449209 and NCT06449222) are being conducted to evaluate pumitamig in combination with chemotherapy in patients with untreated extensive-stage small cell lung cancer (“ES-SCLC”) and in patients with small cell lung cancer (“SCLC”) that progressed after first- or second-line treatment and as a first- and second-line treatment for patients with locally advanced or metastatic TNBC, respectively. In October 2026, data from a subgroup analysis in patients with brain metastases from these trials were presented at the ESMO Congress 2026. Patients with TNBC or SCLC and brain metastases at baseline benefited clinically from pumitamig plus chemotherapy both systemically and intracranially, supporting pumitamig’s potential across difficult-to-treat tumor types and patient populations.

•BioNTech entered into a clinical trial collaboration and supply agreement with Gilead Sciences Inc. (“Gilead”) to evaluate pumitamig in combination with the TROP2-directed ADC sacituzumab govitecan as first-line treatment for patients with PD-L1 low or negative locally advanced or metastatic TNBC in the ROSETTA Breast-01 trial. Pending regulatory approval, this will be the first global Phase 3 clinical trial (NCT07173751) of pumitamig in combination with an ADC, reflecting the evolving standard of care in 1L TNBC.

•Pumitamig is also being evaluated in additional solid tumor indications, including first-line hepatocellular carcinoma (“HCC”), second-line glioblastoma (“GBM”), first-line PDAC and first-line renal cell carcinoma (“RCC”) in various Phase 1/2 and Phase 2 trials, both as monotherapy and in combination with standard of care.

BioNTech has several signal-seeking clinical trials ongoing evaluating pumitamig with the Company’s proprietary assets:

•A Phase 2 clinical trial (NCT06953089) is being conducted to evaluate elfetabart drozuntecan (BNT324/DB-1311) in combination with pumitamig. In October 2026, data from this trial were presented at the ESMO Congress 2026. Elfetabart drozuntecan in combination with pumitamig was well tolerated and encouraging antitumor activity was observed in patients across multiple tumor types. These data support the potential of pumitamig as a backbone in novel treatment combinations, furthering BioNTech’s combination strategy across multiple tumor types with high unmet medical need. They also help build the body of evidence for pumitamig in combination with ADCs that will inform potential registrational trials.

•A Phase 1/2 clinical trial (NCT06892548) is being conducted to evaluate elfetabart drozuntecan (BNT324/DB-1311) in combination with pumitamig in patients with advanced lung cancers. In September 2026, data from this trial were presented at the IASLC 2026 World Conference on Lung Cancer (“WCLC”). Elfetabart drozuntecan in combination with pumitamig showed encouraging early efficacy and a manageable safety profile in SCLC, across lines of therapy and dose levels. These were the first data in lung cancer for any investigational PD-(L)1xVEGF bispecific immunomodulator combined with an ADC candidate, underscoring BioNTech’s leadership in developing novel-novel combination treatment strategies.

Gotistobart (BNT316/ONC-392) is a tumor microenvironment-selective regulatory T cell depletion candidate that targets CTLA-4 and is being developed in collaboration with OncoC4, Inc. (“OncoC4”).

•A global Phase 3 clinical trial (PRESERVE-003; NCT05671510) is ongoing to evaluate the efficacy and safety of gotistobart as monotherapy in patients with metastatic squamous NSCLC that progressed on previous platinum-based chemotherapy and PD-(L)1-inhibitor treatment.

•In September 2026, updated data from the stage 1 of this trial were presented at WCLC. Data demonstrated that gotistobart nearly doubled median overall survival (“OS”) versus chemotherapy in patients with squamous NSCLC who had progressed on PD-(L)1 inhibitors.

•Gotistobart continues to show potential as a chemotherapy-free monotherapy in a hard-to-treat lung cancer setting.

•Based on current event accrual projections, the first interim analysis from stage 2 of the Phase 3 clinical trial is expected in 2026. This will be assessed by the Independent Data Monitoring Committee (“IDMC”) to recommend whether to unblind the trial or continue to the next pre-planned interim analysis.

Antibody-Drug Conjugates

Trastuzumab pamirtecan (BNT323/DB-1303) is an ADC candidate targeting HER2 that is being developed in collaboration with Duality Biologics (Suzhou) Co. Ltd. (“DualityBio”).

•Trastuzumab pamirtecan is being evaluated in two Phase 3 clinical trials in HR-positive, HER2-low metastatic breast cancer (NCT06018337) and HER2-expressing endometrial cancer (“EC”) (NCT06340568).

•The global Phase 3 clinical trial DYNASTY-Breast02 (NCT06018337) to evaluate trastuzumab pamirtecan in patients with HR-positive, HER2-low metastatic breast cancer met its primary endpoint demonstrating a statistically significant, yet modest improvement in progression-free survival (“PFS”) compared to investigator’s choice of chemotherapy. At this interim analysis for the secondary endpoint of OS, data were not mature. A higher rate of interstitial lung disease (“ILD”) was reported in this trial compared to prior trials with trastuzumab pamirtecan, with most cases being Grade 1 and 2. Severe and fatal events were reported in a small proportion of patients (Grade 3 to 5). Otherwise, the overall safety profile was consistent with prior clinical trials and no new safety signals were observed.

•The available efficacy and safety data, as of this data cut-off date, suggest that the potential benefit to patients would be limited in the context of the HR+/HER2-low metastatic breast cancer treatment landscape.

•BioNTech and DualityBio are currently discussing the totality of clinical data for trastuzumab pamirtecan across endometrial and breast cancer, within the context of the evolving treatment landscape, and areas of unmet medical need, and will determine the next steps.

•As part of this, BioNTech and DualityBio are discussing plans for a BLA submission and will update the markets accordingly.

mRNA Cancer Immunotherapies

Autogene cevumeran (BNT122/RO7198457) is an mRNA cancer immunotherapy candidate for individualized neoantigen-specific immunotherapy (“iNeST”) that is being developed in collaboration with Genentech, Inc. (“Genentech”), a member of the Roche Group (“Roche”).

•Early termination was initiated in a randomized Phase 2 clinical trial (NCT04486378) to evaluate autogene cevumeran as an adjuvant treatment of circulating tumor DNA, or ctDNA, positive, surgically resected Stage II (high risk)/Stage III CRC compared to watchful waiting after surgery and chemotherapy, which is the current standard of care for these high-risk patients.

•The Phase 2 clinical trial IMcode003 (NCT05968326) evaluating autogene cevumeran in combination with checkpoint inhibition and chemotherapy in adjuvant PDAC is not affected and continues as planned. In August 2026, the trial completed enrollment.

BNT113 is an mRNA cancer immunotherapy candidate and based on BioNTech’s fully owned, off-the-shelf FixVac platform, encoding the two oncoproteins E6 and E7 that are frequently found in human papillomavirus type 16 positive (“HPV16+”) solid tumors.

•In October 2026, the first topline results from the AHEAD-MERIT Phase 2/3 clinical trial (NCT04534205) were announced. The Phase 3 part of AHEAD-MERIT has dual primary endpoints, PFS and OS, providing complementary measures of clinical benefit. At the analysis for PFS, BNT113 in combination with pembrolizumab did not demonstrate a statistically significant improvement in PFS versus pembrolizumab alone. The IDMC has recommended that the clinical trial continues as planned to evaluate the second primary endpoint of OS to complete the assessment of the potential of this approach to help patients live longer. As immune-mediated anti-tumor effects build and deepen over time, the analysis of the second dual primary endpoint, OS, will be critical to fully assess the potential of this approach. Under the trial’s pre-specified statistical design, a statistically significant improvement in OS would establish a positive trial outcome, even if the PFS dual primary endpoint was not met. BioNTech remains blinded to ongoing trial data in accordance with the trial’s governance procedures.

Upcoming Investor and Analyst Events

•BioNTech Fourth Quarter and Full Year 2026 Financial Results and Corporate Update: March 2, 2027

Conference Call and Webcast Information

BioNTech invites investors and the general public to join a conference call and webcast with investment analysts today, November 3, 2026, at 8:00 a.m. EST (2:00 p.m. CET) to report its financial results and provide a corporate update for the third quarter of 2026.

To access the live conference call via telephone, please register via this link. Once registered, dial-in numbers and a PIN number will be provided.

The slide presentation and audio of the webcast will be available via this link.

Participants may also access the slides and the webcast of the conference call via the “Events & Presentations” page of the Investor section of the Company’s website at www.BioNTech.com. A replay of the webcast will be made available shortly after the closing of the call and archived on the Company’s website for 30 days following the call.

About BioNTech
BioNTech is a global next generation biopharmaceutical company pioneering novel investigative therapies for cancer and other serious diseases. In oncology, BioNTech is committed to transforming how cancer is treated. Its ambition is to develop innovative medicines with pan-tumor or synergistic potential to address cancer from multiple angles and across the full continuum of the disease from early- to late-stage. Its growing late-stage oncology pipeline comprises complementary treatment approaches spanning immunomodulators, antibody-drug conjugates, and mRNA cancer immunotherapies. BioNTech has partnered with multiple global and specialized pharmaceutical collaborators leveraging complementary expertise and resources to accelerate innovation and drive progress, including Bristol Myers Squibb, Duality Biologics, Genentech, a member of the Roche Group, Genmab, MediLink, OncoC4, and Pfizer.

For more information, please visit www.BioNTech.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand, including changes to the ordering environment and expected regulatory recommendations to adapt vaccines to address new variants or sublineages; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or clinical trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational clinical trials, and the registrational potential of any clinical trial BioNTech may initiate; BioNTech’s expectations regarding the impact of changes to its manufacturing operations; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of

BioNTech’s collaboration and licensing agreements; BioNTech’s expectations with respect to developments in law, public policy, and international trade; BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses and capital expenditures for operating activities; BioNTech’s expectations for upcoming scientific and investor presentations; and BioNTech’s expectations of net profit/(loss). In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

The forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events, and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this release, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or annual booster doses of a COVID-19 vaccine; the impact of tariffs and escalations in trade policy; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market its product candidates, if approved; BioNTech’s ability to manage its development and related expenses; regulatory and political developments; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; expected changes to BioNTech’s leadership and the transition of responsibilities at the Management Board, including identification and recruitment of successors; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended September 30, 2026 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise.

CONTACTS

Investor Relations
Douglas Maffei, PhD
Investors@biontech.de

Media Relations
Jasmina Alatovic
Media@biontech.de

Abbreviation Overview

ADC	Antibody-drug conjugate
BLA	Biologics license application
CRC	Colorectal cancer
ctDNA	Circulating tumor DNA
CTLA-4	Cytotoxic T-lymphocyte-associated protein 4
EC	Endometrial cancer
ES-SCLC	Extensive-stage small cell lung cancer
GBM	Glioblastoma
HCC	Hepatocellular carcinoma
HER2	Human epidermal growth factor receptor 2
HPV16+	Human papillomavirus type 16 positive
HR	Hormone receptor
IDMC	Independent Data Monitoring Committee
ILD	Interstitial lung disease
iNeST	Individualized neoantigen-specific immunotherapy
IO	Immuno-oncology
mRNA	Messenger ribonucleic acid
NSCLC	Non-small cell lung cancer
OS	Overall survival
PDAC	Pancreatic ductal adenocarcinoma
PD-(L)1	Programmed cell death protein (death-ligand) 1
PFS	Progression-free survival
RCC	Renal cell carcinoma
SCLC	Small cell lung cancer
TPS	Tumor Proportion Score
TNBC	Triple-negative breast cancer
TROP2	Trophoblast cell surface antigen 2
VEGF-A	Vascular endothelial growth factor A

Interim Condensed Consolidated Statements of Profit or Loss

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
(in millions €, except per share data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	1,289.2	1,518.9	1,512.9	1,962.5
Cost of sales	(103.3)	(148.3)	(271.7)	(308.5)
Research and development expenses	(748.1)	(564.8)	(1,856.1)	(1,599.5)
Sales and marketing expenses	(43.3)	(27.3)	(111.3)	(60.7)
General and administrative expenses	(135.2)	(121.2)	(415.8)	(345.8)
Other operating expenses	(163.6)	(729.5)	(443.7)	(884.7)
Other operating income	29.3	25.3	85.1	154.6
Operating profit / (loss)	125.0	(46.9)	(1,500.6)	(1,082.1)
Finance income	105.3	96.8	323.2	324.8
Finance expenses	(8.3)	(25.2)	(27.4)	(66.1)
Profit / (Loss) before tax	222.0	24.7	(1,204.8)	(823.4)
Income taxes	(37.5)	(53.4)	36.6	(7.7)
Net profit / (loss)	184.5	(28.7)	(1,168.2)	(831.1)
Earnings / (Loss) per share
Basic profit / (loss) per share	0.74	(0.12)	(4.63)	(3.45)
Diluted profit / (loss) per share	0.73	(0.12)	(4.63)	(3.45)

Interim Condensed Consolidated Statements of Financial Position

	September 30	December 31,
(in millions €)	2026	2025
Assets	(unaudited)
Non-current assets
Goodwill	376.0	367.9
Other intangible assets	1,201.6	1,606.0
Property, plant and equipment	1,000.9	1,080.9
Right-of-use assets	159.2	210.2
Contract assets	—	2.0
Other financial assets	1,727.3	2,554.2
Other assets	15.0	7.3
Deferred tax assets	20.0	13.5
Total non-current assets	4,500.0	5,842.0
Current assets
Inventories	64.9	110.7
Trade and other receivables	666.3	924.2
Contract assets	5.4	8.1
Other financial assets	4,457.6	7,201.8
Other assets	145.2	173.8
Income tax assets	124.3	52.6
Cash and cash equivalents	10,200.8	7,675.4
Assets held for sale	9.3	—
Total current assets	15,673.8	16,146.6
Total assets	20,173.8	21,988.6

Equity and liabilities
Equity
Share capital	259.0	259.0
Capital reserve	2,076.5	2,473.3
Treasury shares	(11.1)	(7.7)
Retained earnings	16,793.7	17,961.9
Other reserves	(1,406.4)	(1,462.3)
Total equity	17,711.7	19,224.2
Non-current liabilities
Lease liabilities, loans and borrowings	255.4	215.2
Other financial liabilities	108.9	94.9
Provisions	64.6	35.5
Contract liabilities	0.7	88.0
Other liabilities	117.1	104.2
Deferred tax liabilities	82.6	84.3
Total non-current liabilities	629.3	622.1
Current liabilities
Lease liabilities, loans and borrowings	104.4	52.2
Trade payables and other payables	523.1	534.9
Other financial liabilities	141.2	351.7
Income tax liabilities	13.2	65.6
Provisions	244.2	145.3
Contract liabilities	623.6	754.9
Other liabilities	181.1	237.7
Liabilities related to assets held for sale	2.0	—
Total current liabilities	1,832.8	2,142.3
Total liabilities	2,462.1	2,764.4
Total equity and liabilities	20,173.8	21,988.6

Interim Condensed Consolidated Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
(in millions €)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating activities
Net profit / (loss)	184.5	(28.7)	(1,168.2)	(831.1)
Income taxes	37.5	53.4	(36.6)	7.7
Profit / (Loss) before tax	222.0	24.7	(1,204.8)	(823.4)
Adjustments to reconcile profit / (loss) before tax to net cash flows:
Depreciation, amortization and impairment of property, plant, equipment, intangible assets and right-of-use assets	332.3	124.2	719.7	218.0
Share-based payment expenses	20.0	27.9	63.7	82.1
Net foreign exchange differences	(3.2)	(24.1)	14.3	36.4
Gain on disposal of property, plant and equipment	(0.1)	(1.3)	(1.1)	(1.7)
Finance income excluding foreign exchange differences	(96.3)	(96.8)	(301.9)	(324.8)
Finance expense excluding foreign exchange differences	8.3	2.6	27.4	17.1
Government and similar grants	(13.2)	(10.5)	(45.3)	(43.5)
Other non-cash income	—	—	—	(15.0)
Working capital adjustments:
Decrease / (Increase) in trade and other receivables, contract assets and other assets	(489.1)	897.1	308.1	1,005.5
Decrease in inventories	33.5	5.1	43.7	61.7
Decrease in trade payables, other financial liabilities, other liabilities, contract liabilities, refund liabilities and provisions	(197.6)	(242.5)	(344.8)	(314.9)
Interest received and realized gains from cash and cash equivalents	78.0	83.5	235.4	275.2
Interest paid and realized losses from cash and cash equivalents	(2.8)	(2.4)	(8.4)	(8.2)
Income tax paid, net	(33.7)	(9.6)	(91.4)	(36.7)
Share-based payments	(4.2)	(4.2)	(19.2)	(19.3)
Government and similar grants received	16.3	7.0	64.3	38.0
Net cash flows from / (used in) operating activities	(129.8)	780.7	(540.3)	146.5
Investing activities
Purchase of property, plant and equipment	(33.6)	(35.9)	(145.0)	(111.9)
Proceeds from sale of property, plant and equipment	1.5	2.9	6.5	3.9
Purchase of intangible assets	(14.9)	(2.7)	(37.8)	(575.0)
Acquisition of subsidiaries and businesses, net of cash acquired	(31.8)	—	(31.8)	(78.5)
Investment in other financial assets	(1,504.9)	(2,869.0)	(5,111.0)	(7,046.7)
Proceeds from maturity of other financial assets	2,391.4	1,979.4	8,677.3	8,065.3
Net cash flows from / (used in) investing activities	807.7	(925.3)	3,358.2	257.1
Financing activities
Proceeds from loans and borrowings	52.9	—	129.1	—
Repayment of loans and borrowings	—	(1.2)	(5.9)	(9.4)
Payments related to lease liabilities	(11.2)	(10.3)	(34.4)	(29.2)
Share repurchase program	(274.3)	—	(403.5)	—
Net cash flows used in financing activities	(232.6)	(11.5)	(314.7)	(38.6)
Net increase / (decrease) in cash and cash equivalents	445.3	(156.1)	2,503.2	365.0
Change in cash and cash equivalents resulting from exchange rate differences	2.0	(21.5)	(4.7)	(28.4)
Change in cash and cash equivalents resulting from other valuation effects	12.5	1.0	26.9	(5.6)
Cash and cash equivalents at the beginning of the period	9,741.0	10,269.5	7,675.4	9,761.9
Cash and cash equivalents as of September 30	10,200.8	10,092.9	10,200.8	10,092.9
Certain prior period lines were aggregated to conform to current period presentation and to improve readability.

Non-IFRS Reconciliation

Non-IFRS Reconciliation for the three months ended September 30, 2026
		non-IFRS adjustments (unaudited)
(in millions €, except per share data)	IFRS Results	Expenses and income from legal proceedings	Impairment and reversal	Employee-related expenses from restructuring	Income from bargain purchase and income and expenses from divestiture related items	Adjusted Results
	(unaudited)					(unaudited)
Cost of sales	(103.3)	—	11.4	—	—	(91.9)
Research and development expenses	(748.1)	—	169.6	—	—	(578.5)
Other operating expenses	(163.6)	13.5	42.2	19.7	—	(88.2)
Operating profit	125.0	13.5	223.2	19.7	—	381.4
Profit before tax	222.0	13.5	223.2	19.7	—	478.4
Net profit[1]	184.5	13.5	223.2	19.7	—	440.9
Earnings per share
Basic profit per share	0.74					1.76
Diluted profit per share	0.73					1.76
1 Tax effects are not considered as part of BioNTech's non-IFRS adjustments.

Non-IFRS Reconciliation for the three months ended September 30, 2025
		non-IFRS adjustments (unaudited)
(in millions €, except per share data)	IFRS Results	Expenses and income from legal proceedings	Impairment and reversal	Employee-related expenses from restructuring	Income from bargain purchase and income and expenses from divestiture related items	Adjusted Results
	(unaudited)					(unaudited)
Research and development expenses	(564.8)	—	85.4	—	—	(479.4)
Other operating expenses	(729.5)	678.5	—	17.3	—	(33.7)
Operating profit / (loss)	(46.9)	678.5	85.4	17.3	—	734.3
Profit before tax	24.7	678.5	85.4	17.3	—	805.9
Net profit / (loss)	(28.7)	678.5	85.4	17.3	—	752.5
Earnings / (Loss) per share
Basic profit / (loss) per share	(0.12)					3.12
Diluted profit / (loss) per share	(0.12)					3.11
1 Tax effects are not considered as part of BioNTech's non-IFRS adjustments.

Non-IFRS Reconciliation for the nine months ended September 30, 2026
		non-IFRS adjustments (unaudited)
(in millions €, except per share data)	IFRS Results	Expenses and income from legal proceedings	Impairment and reversal	Employee-related expenses from restructuring	Income from bargain purchase and income and expenses from divestiture related items	Adjusted Results
	(unaudited)					(unaudited)
Cost of sales	(271.7)	—	11.4	—	—	(260.3)
Research and development expenses	(1,856.1)	—	273.4	—	—	(1,582.7)
Other operating expenses	(443.7)	13.5	129.2	124.8	—	(176.2)
Operating loss	(1,500.6)	13.5	414.0	124.8	—	(948.3)
Loss before tax	(1,204.8)	13.5	414.0	124.8	—	(652.5)
Net loss[1]	(1,168.2)	13.5	414.0	124.8	—	(615.9)
Loss per share
Basic and diluted loss per share	(4.63)					(2.44)
1 Tax effects are not considered as part of BioNTech's non-IFRS adjustments.

Non-IFRS Reconciliation for the nine months ended September 30, 2025
		non-IFRS adjustments (unaudited)
(in millions €, except per share data)	IFRS Results	Expenses and income from legal proceedings	Impairment and reversal	Employee-related expenses from restructuring	Income from bargain purchase and income and expenses from divestiture related items	Adjusted Results
	(unaudited)					(unaudited)
Research and development expenses	(1,599.5)	—	85.4	—	—	(1,514.1)
Other operating expenses	(884.7)	678.5	10.0	45.1	—	(151.1)
Other operating income	154.6	—	—	—	(15.0)	139.6
Operating loss	(1,082.1)	678.5	95.4	45.1	(15.0)	(278.1)
Loss before tax	(823.4)	678.5	95.4	45.1	(15.0)	(19.4)
Net loss[1]	(831.1)	678.5	95.4	45.1	(15.0)	(27.1)
Loss per share
Basic and diluted loss per share	(3.45)					(0.11)
1 Tax effects are not considered as part of BioNTech's non-IFRS adjustments.